UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Other Events

On June 22, 2026, Mega Matrix Inc. (the “Company”) issued a press release announcing the results of its 2026 Annual General Meeting, which was held virtually on the same date. At the meeting, the Company’s shareholders:

(1)	approved a proposal, as an ordinary resolution, to elect four (4) persons to the board of directors of the Company (“Board”), each to serve until the next annual general meeting of shareholders of the Company or until such person shall resign, be removed or otherwise leave office;

(2)	approved a proposal, as an ordinary resolution, that the consolidation of all the Company’s Class A ordinary Shares, Class B ordinary Shares and Class C ordinary Shares, par value USD 0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated on the basis of twenty (20) Shares into one (1) Share, or such lesser whole-share ratio as the Board of Directors may determine, provided that the ratio shall not be less than three (3) Shares into one (1) Share (the “Share Consolidation”), with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association, and with such Share Consolidation to be conditional upon approval by the Board and shall take effect on such date as the Board may determine in its sole discretion.

(3)	approved a proposal, as a special resolution, that the adoption of an amended and restated memorandum and articles of association, to take effect immediately following the Share Consolidation, in substitution for and to the exclusion of the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation upon its effectiveness.

(4)	approved a proposal, as an ordinary resolution, that the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), Form F-3 (File No. 333-290026) and Form S-8 (File No. 333-295194), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release announcing results of the 2026 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: June 25, 2026

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